UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

April 30, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F __

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew First Quarter 2025 Trading Update”, dated April 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 30, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew First Quarter 2025 Trading Update

Good start to 2025, reinforcing confidence in full year outlook

30 April 2025

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the first quarter ended 29 March 2025.

Highlights1,2

●	Q1 revenue $1,407 million (2024: $1,386 million), with underlying revenue growth of 3.1%, and reported revenue growth of 1.6% including a -150bps foreign exchange headwind
o	Growth driven by operational improvements and recent product launches and inclusive of continued headwinds from China and one less trading day year-on-year

●	Orthopaedics underlying revenue growth 3.2% (reported growth 1.8%)
o	Sustained improved performance in US Hip and Knee Implants and good growth from Other Reconstruction and Trauma & Extremities

●	Sports Medicine & ENT underlying revenue growth 2.4% (reported growth 0.9%)
o	Strong performance in Established Markets from Sports Medicine Joint Repair and solid growth from Arthroscopic Enabling Technologies, offset by China

●	Advanced Wound Management underlying revenue growth 3.8% (reported growth 2.0%)
o	Growth driven by foams and NPWT, offset by expected SANTYL◊ volatility

●	Full year 2025 guidance unchanged
o	Underlying revenue growth expected to be around 5.0% (reported growth 5.4%), and significant trading profit margin expansion to between 19.0% and 20.0%
o	Continued higher cadence of product launches and clinical evidence contributing to growth
o	Unchanged outlook includes an expected net impact of $15 to $20 million from tariffs in 2025, based on announced measures, and mitigations

Deepak Nath, Chief Executive Officer, said:

"We have delivered a good start to the year with the operational improvements delivered through the 12-Point Plan driving growth across our portfolio. Key platforms, such as CORI◊, EVOS◊, REGENETEN◊ and our Negative Pressure Wound Therapy portfolio all delivered strong double-digit growth in the quarter, and we are maintaining our high pace of innovation with a further wave of product launches this year. Headwinds from China remained an offsetting factor, but we believe have now passed their peak impact.

“Whilst uncertainties exist around the imposition of tariffs, we remain confident in our outlook for another year of strong revenue growth and a significant step-up in trading profit margin.”

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call
An analyst conference call to discuss Smith+Nephew’s first quarter results will be held at 8.30am BST / 3.30am EDT on Wednesday 30 April 2025, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Notes

1.	All numbers given are for the quarter ended 29 March 2025 unless stated otherwise.

2.	Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2024 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rates.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Forward calendar

Results for the first half of 2025 will be released on 5 August 2025.

First quarter trading update

Our first quarter revenue was $1,407 million (2024: $1,386 million), reflecting underlying revenue growth of 3.1%. Reported revenue growth was 1.6%, including -150bps headwind from foreign exchange. The first quarter 2025 comprised 62 trading days, one fewer than the same period of 2024.

Consolidated revenue analysis for the first quarter

	29 March	30 March	Reported	Underlying	Acquisitions	Currency
	2025	2024(i)	growth	growth(ii)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	578	567	1.8	3.2	-	-1.4
Knee Implants	244	246	-0.8	0.7	-	-1.5
Hip Implants	151	155	-2.9	-1.2	-	-1.7
Other Reconstruction(iii)	29	20	44.4	46.6	-	-2.2
Trauma & Extremities	154	146	5.5	6.3	-	-0.8

Sports Medicine & ENT	444	441	0.9	2.4	-	-1.5
Sports Medicine Joint Repair	247	244	1.3	2.9	-	-1.6
Arthroscopic Enabling Technologies	146	149	-1.7	-0.1	-	-1.6
ENT (Ear, Nose and Throat)	51	48	6.7	7.8	-	-1.1

Advanced Wound Management	385	378	2.0	3.8	-	-1.8
Advanced Wound Care	173	174	-0.2	2.5	-	-2.7
Advanced Wound Bioactives	120	123	-2.2	-2.0	-	-0.2
Advanced Wound Devices	92	81	13.2	15.7	-	-2.5

Total	1,407	1,386	1.6	3.1	-	-1.5

Consolidated revenue by geography
US	759	733	3.6	3.6	-	-
Other Established Markets(iv)	427	420	1.8	5.0	-	-3.2
Total Established Markets	1,186	1,153	2.9	4.1	-	-1.2
Emerging Markets	221	233	-5.2	-1.7	-	-3.5
Total	1,407	1,386	1.6	3.1	-	-1.5

(i)	Restated for reclassification of robotics consumables revenue from Other Reconstruction to Knee and Hip implants
(ii)	Underlying growth is defined in Note 2 on page 2
(iii)	Other Reconstruction includes robotics capital sales and bone cement
(iv)	Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

The good momentum across the portfolio was driven by operational improvements delivered through the 12-Point Plan, such as bringing product supply up to industry standards, as well as the successful commercial launches of recent innovations. In Orthopaedics, this included new hip and shoulder implant systems and new applications in surgical robotics. In Sports Medicine, growth was driven by expansion of our biological healing business and new products in foot and ankle repair. In Advanced Wound Management, we benefitted from the early stages of our next-generation foam platform and recent launches in Negative Pressure Wound Therapy. All of these new products are expected to have multi-year growth runways ahead of them and we have an exciting pipeline of further launches and line extensions underway or planned in 2025.

China continued to be a headwind in the quarter, as expected. We believe we are now past the peak impact and expect to lap Sports Medicine Joint Repair VBP during the second quarter. The additional headwind from the extension of VBP into Arthroscopic Enabling Technologies is still expected in the second half of 2025. First quarter Group underlying revenue growth excluding China was 5.5% (reported growth 3.9%).

Geographically, Established Markets delivered underlying revenue growth of 4.1% (reported growth 2.9%). Underlying revenue growth was 3.6% in the US (reported growth 3.6%) and 5.0% in Other Established Markets (reported growth 1.8%). The Emerging Markets underlying revenue decline of -1.7% (reported decline -5.2%) reflected the headwinds from China. Emerging Markets underlying revenue growth excluding China was 14.7% (reported growth 9.8%).

Orthopaedics

Our Orthopaedics business unit delivered underlying revenue growth of 3.2% (reported growth 1.8%) in the quarter. Underlying revenue growth excluding China was 5.1% (reported growth 3.6%).

As stated with our full year results in February, we have changed our reporting practice around robotics to be more in line with industry peers. As of this quarter, robotics consumables sales are now recorded under the procedure where they are used, while capital and services revenue remain in Other Reconstruction. Growth rates are all on a comparable basis.

Knee Implants underlying revenue growth was 0.7% (reported decline -0.8%) and Hip Implants underlying revenue decline was -1.2% (reported decline -2.9%), with both reflecting the headwind from China. The Q1 performance was driven by the JOURNEY II◊ Knee System and our cementless and revision systems and the POLAR3◊ Total Hip Solution.

In the US, underlying and reported revenue growth was 0.9% for Knee Implants and 2.0% for Hip Implants. After adjusting for the two extra trading days in the fourth quarter and one fewer trading day in the first quarter, our US reconstruction business sustained the improved performance of the previous quarter with adjusted underlying revenue growth of 2.5% in Knee Implants and 3.6% in Hip Implants.

The new CATALYSTEM◊ Primary Hip System is being well-received, and we continued to expand the US launch during the quarter. CATALYSTEM is designed to address the evolving demands of primary hip surgery, including the increased adoption of anterior approach procedures.

In April we received US Food and Drug Administration (FDA) 510(k) clearance for new LEGION◊ Medial Stabilized inserts, addressing a fast-growing category of inserts now used in more than 30% of US knee replacements. Designed for use with our CONCELOC◊ Technology and robotics-assisted CORI Surgical System, LEGION◊ Medial Stabilized inserts also address the major market trends of cementless fixation and robotics.

During the quarter the latest annual report from the Australian Orthopaedic Association National Joint Replacement Registry (AOANJRR) highlighted the exceptional performance of our proprietary OXINIUM◊ Technology on highly cross-linked polyethylene. The data indicates that this combination has the highest survivorship rate (94.1%) among all bearing combinations over a 20-year period for total hip arthroplasty (THA), corroborating similar findings in other national registries.

Other Reconstruction underlying revenue growth was 46.6% (reported growth 44.4%), including strong growth from our CORI Surgical System. We are benefitting from CORI’s unique features and versatility, including supporting revision knee procedures, a first-of-its-kind digital tensioner for robotics-assisted knee surgery for soft tissue balancing and offering both burr and saw cutting options. The new CORIOGRAPH◊ Pre-Operative Planning and Modelling Services for CORI, which make it the only orthopaedic robotic-assisted system to offer intraoperative image-free and image-based registration for knee implants, is being well received by customers.

Trauma & Extremities underlying revenue growth was 6.3% (reported growth 5.5%), driven by the EVOS Plating System. We saw strong demand for the new AETOS◊ Shoulder System following its launch in the US last year, competitive account conversions through the new TOTAL ANKLE◊ Patient-Matched Guides, and the LEOS◊ Plating System is also on a promising trajectory.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 2.4% (reported growth 0.9%) in the quarter. Underlying revenue growth was 7.8% (reported growth 6.1%) excluding China VBP impact.

Sports Medicine Joint Repair underlying revenue growth was 2.9% (reported growth 1.3%). Double-digit growth outside of China was led by our shoulder repair portfolio, including double-digit growth from our REGENETEN Bioinductive Implant. We also saw good momentum from new product launches including the Q-FIX◊ KNOTLESS All-Suture Anchor and our developing foot and ankle repair business.

We have added further to the growing REGENETEN evidence base with the publication in April of a randomised controlled trial (RCT) of medium and large full-thickness rotator cuff repairs augmented with the REGENETEN Bioinductive Implant that demonstrated significantly lower re-tear rates, compared with repair alone, at 2-year follow-up.

Arthroscopic Enabling Technologies saw an underlying revenue decline of -0.1% (reported decline -1.7%). Performance reflects headwinds in China where the sector is preparing for an expected additional VBP process on mechanical resection blades and COBLATION◊ wands in the second half of 2025. Outside of China growth remained solid with a good quarter in COBLATION and across video, patient positioning and fluid management.

Smith+Nephew has submitted to the FDA a traditional 510(k) for a technology called the TESSA◊ Spatial Surgery System. If cleared by the FDA, TESSA (Tracking Enabled Spatial Surgery Assistant) would combine a real-time, tracking-enabled device. By using video processing and augmented reality guidance, TESSA would assist a surgeon in making anterior cruciate ligament reconstruction (ACLR) femoral tunnel decisions by navigating an operative plan. TESSA was available for surgeons to view at the American Academy of Orthopaedic Surgeons (AAOS) Annual Meeting in March.

ENT underlying revenue growth was 7.8% (reported growth 6.7%) led by our tonsil and adenoid business utilising our HALO◊ Wand for the COBLATION Intracapsular Tonsillectomy (CIT) technique. We continue to invest behind the recently launched ARIS◊ COBLATION Turbinate Reduction Wand which provides a minimally invasive way to reduce hypertrophic turbinates, a condition that requires 350,000 procedures per annum in the US, with launches in Europe and Emerging Markets.

Advanced Wound Management

Advanced Wound Management underlying revenue growth was 3.8% (reported growth 2.0%).

Advanced Wound Care underlying revenue growth was 2.5% (reported decline -0.2%), with strong growth from our foam and films portfolios offset by negative growth in infection management and skin care. We are in the early stages of launching ALLEVYN◊ Ag+ SURGICAL into the US, a new antimicrobial silver dressing which adds to the established ALLEVYN family of foam dressings. ALLEVYN Ag+ SURGICAL dressing features new ComfortSTAY◊ Technology for gentle silicone adhesion and HighFLEX◊ Technology to provide flexibility and comfort during patient movement.

Advanced Wound Bioactives saw an underlying revenue decline of -2.0% (reported decline -2.2%). Performance reflected the typical quarterly volatility in the category with strong double-digit growth in skin substitutes following the launch last year of GRAFIX◊ PLUS offset by the expected slower quarter from SANTYL◊ reflecting stocking patterns following the strong finish to 2024.

Advanced Wound Devices underlying revenue growth was 15.7% (reported growth 13.2%) with double-digit growth from both our traditional and single-use NPWT portfolios and good growth from the LEAF◊ Patient Monitoring System.

Outlook

Our full year guidance for 2025 is unchanged as we target another year of strong revenue growth and a significant step-up in trading profit margin, notwithstanding the uncertainties around the imposition of tariffs.

We expect underlying revenue growth to be around 5% (around 5.4% based on exchange rates prevailing on 25 April 2025).

Full year trading profit margin is expected to be in the range of 19.0% to 20.0%, with margin stronger in the second half than the first as impact of China headwinds reduce and operational savings are delivered.

The tariff situation remains dynamic. Just over half our revenues are in the US and two thirds of the products we sell within the US are manufactured in-market. Our other manufacturing sites are in Costa Rica, UK, Malaysia, China and Switzerland. We are working to mitigate tariff impacts from products and raw materials imported into the US, including leveraging our global manufacturing network in terms of mix and supply routes. The unchanged outlook includes an expected net impact of around $15 to $20 million from tariffs in 2025, based on announced measures, and mitigations.

We continue to expect to drive further margin expansion beyond 2025 through continued momentum and efficiency gains.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $5.8 billion in 2024. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

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